UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB’s
TRY2,500,000,000
Zero Coupon Deep Discount Notes due 12 May 2028
Series No.: 2080-00-2

Filed pursuant to Rule 3 of Regulation AD
Dated: 12 August 2026

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of TRY2,500,000,000 Zero Coupon Deep Discount Notes due 12 May 2028 (Series No.: 2080-00-2) (the “Notes”) of the Asian Development Bank (the “ADB”) under its Global Medium-Term Note Program (the “Program”).

Item 1.	Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB’s Global Medium-Term Note Program dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”), previously filed under a report of the ADB dated 2 February 2021, and in the Pricing Supplement relating to the Notes dated 10 August 2026 (the “Pricing Supplement”), previously filed under a report of the ADB dated 10 August 2026. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 13 April 2026, was filed under a report of the ADB dated 13 April 2026.

The global and paying agent of the ADB with respect to the Notes is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom. The calculation agent with respect to the Notes is JPMorgan Chase Bank, N.A., London Branch, 25 Bank Street, Canary Wharf, London E14 5JP, United Kingdom.

Item 2.	Distribution of Obligations

See the Prospectus, pages 66 to 71 and the Pricing Supplement.

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As of 10 August 2026, the ADB entered into a Terms Agreement, previously filed under a report of the ADB dated 10 August 2026, with J.P. Morgan Securities plc (the “Dealer”), pursuant to which ADB has agreed to issue, and the Dealer has agreed to purchase, a principal amount of the Notes aggregating TRY2,500,000,000 for an issue price of 54.37 per cent. of the principal amount.  The Notes will be offered for sale subject to issuance and acceptance by the Dealer and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 12 August 2026. The Dealer proposes to offer all the Notes to the public at the public offering price of 54.37 per cent. of the principal amount of the Notes.

Item 3.	Distribution Spread

See the Pricing Supplement, pages 4 and 7, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB

Per Unit	54.37%	0.00%	54.37%

Total	TRY1,359,250,000	TRY0.00	TRY1,359,250,000

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.
Item 5.	Other Expenses of Distribution

Item	Amount
Legal Fees	U.S.$5,000 *
Listing Fees (Luxembourg)	U.S.$1,386 *
*	Asterisks indicate that expenses itemized above are estimates.

Item 6.	Application of Proceeds
See the Prospectus, page 6.

Item 7.	Exhibits

(a)	(i)	Prospectus relating to the Global Medium-Term Note Program dated 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

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	(ii)	Pricing Supplement dated 10 August 2026, previously filed under a report of the ADB dated 10 August 2026.

(b)	Copy of an opinion of counsel as to the legality of the Notes.

(c)	(i)	Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

	(ii)	Terms Agreement dated 10 August 2026, previously filed under a report of the ADB dated 10 August 2026.

(d)	(i)	Information Statement dated 13 April 2026, previously filed under a report of the ADB dated 13 April 2026.

	(ii)	Prospectus and Pricing Supplement (see (a) above).

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12 August 2026

To:	Asian Development Bank 6 ADB Avenue, Mandaluyong City 1550 Metro Manila Philippines

Ladies and Gentlemen:

We have acted as special English counsel to J.P. Morgan Securities plc (the “Dealer”) in connection with the offering of GMTN Series No.: 2080-00-2 TRY2,500,000,000 Zero Coupon Deep Discount Notes due 12 May 2028 (the “Notes”, which expression, unless the context otherwise requires includes the Registered Global Note (as defined below)) by the Asian Development Bank (the “Issuer”) pursuant to the Issuer’s Global Medium-Term Note Program (the “Program”) (the “Transaction”). The Notes will be issued under the global agency agreement dated 28 April 2011, as amended on 6 October 2017, 9 December 2020 and 7 May 2025 (the “Global Agency Agreement”), between the Issuer and Citibank, N.A., London Branch, as global agent (the “Global Agent”). This opinion letter is furnished as an exhibit to a report of the Asian Development Bank filed on the date hereof, with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act. We understand that the Notes are not, and are not intended to be, admitted to trading on any market or exchange, or otherwise listed, in the United Kingdom.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a)	an executed copy of the standard provisions dated 9 December 2020 (the “Standard Provisions”);

(b)	an executed copy of the terms agreement dated 10 August 2026 between the Dealer and the Issuer (the “Terms Agreement”);

(c)	an executed copy of the Global Agency Agreement;

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(d)	the unauthenticated, incomplete form of the master registered global note (the “Registered Global Note”);

(e)
the prospectus dated 9 December 2020 relating to the Program (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”) and setting out the Terms and Conditions of the Notes; and

(f)	the pricing supplement dated 10 August 2026 (the “Pricing Supplement”) in respect of the Notes.

In this opinion letter, the Terms Agreement, including the Standard Provisions incorporated by reference therein, and the Global Agency Agreement are referred to collectively as the “Transaction Agreements” and each individually as a “Transaction Agreement”.

In rendering the opinion expressed below, we have assumed and not verified:

(a)
that, insofar as any obligation falls to be performed in any jurisdiction outside England and Wales, its performance will not be illegal, ineffective or constrained by virtue of the laws of that jurisdiction;

(b)
that there are no provisions of the laws of any jurisdiction outside England and Wales that would have any implication for the opinion we express and that, insofar as the laws of any jurisdiction outside England and Wales may be relevant to this opinion letter, such laws have been and will be complied with;

(c)
the genuineness of all signatures, stamps and seals, the authenticity and completeness of all documents supplied to us and the conformity to the originals of all documents supplied to us as photocopies, facsimile or electronic copies;

(d)
that, where a document has been examined by us in draft, specimen or certificated form, it has been or will be executed in the form of that draft, specimen or certificate, and, in the case of the Notes, that they have been or will be duly completed, executed, authenticated, and delivered in accordance with the terms of the Global Agency Agreement;

(e)	that, where a document is required to be delivered, each party to it has delivered the same without it being subject to any escrow or other similar arrangement;

(f)
that each of the Transaction Agreements has been or will be duly authorised, executed and delivered by each of the parties thereto and each such party has the power, capacity and authority to execute, deliver and perform its obligations contained in the Notes and each of the Transaction Agreements to which it is a party;

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(g)
that the terms and conditions of any Notes which supplement or replace those set out in the Global Agency Agreement (the “Additional Terms”) will be clear and unambiguous and that there will be no provisions in the Additional Terms which, either when taken by themselves or in the context of an issue of Notes, will be contrary to any law or public policy of England and Wales or which for any other reason would not be enforceable or upheld by the courts in England and Wales;

(h)	that the issuance of the Notes has been validly authorised by the Issuer and each Note, when issued, will have been duly issued;

(i)
the absence of any other arrangements between any of the parties to any of the Transaction Agreements or the Notes which modify or supersede any of the terms of any of the Transaction Agreements or the Notes;

(j)
the accuracy as to factual matters of each document we have reviewed (including, without limitation, the accuracy of the representations and warranties of each of the parties to the Transaction Agreements) and the compliance by each of the parties thereto with each of their respective obligations under the Transaction Agreements and the Notes;

(k)	that each of the parties is duly organised, validly existing and in good standing (where such concept is legally relevant) under the laws of its jurisdiction of incorporation;

(l)	that each of the parties to the Transaction Agreements and the Notes has fully complied with its obligations under all applicable money laundering laws and regulations;

(m)
that the binding effect of the Transaction Agreements and the Notes on the parties thereto is not affected by fraud, coercion, duress, undue influence or mistake, and no document has been entered into by any of the parties thereto in connection with money laundering or any other unlawful activity;

(n)
that the choice of English law to govern the Transaction Agreements and the Notes was freely made in good faith by the respective parties and there is no reason for avoiding such choice on the grounds of public policy;

(o)
that each of the parties to the Transaction Agreements and the Notes has complied with all applicable provisions of (i) the Public Offers and Admissions to Trading Regulations 2024 (as amended from time to time) (the “POATRs”), (ii) the Prospectus Rules: Admission to Trading on a Regulated Market sourcebook (as amended from time to time) (“PRM”), (iii) Regulation (EU) No. 596/2014 of the European Parliament as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended from time to time, including by the European Union (Withdrawal Agreement) Act 2020 and the Retained EU Law (Revocation and Reform) Act 2023) (“EUWA”) (the “UK Market Abuse Regulation”), (iv) the Financial Services Act 2012, and (v) the Financial Services and Markets Act 2000, as amended, (the “FSMA”) and any applicable secondary legislation made under any of the foregoing with respect to anything done by any of them in relation to the Notes in, from or otherwise involving the United Kingdom (including Sections 19 (The general prohibition), 21 (Restrictions on financial promotion), and 85 (Contravention of prohibition relating to public offer of securities) of the FSMA);

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(p)
that the Notes are and will be transferable securities of a type listed in Regulation 4 (“Transferable securities”) of the POATRs, and will have been duly prepared and completed in accordance with the provisions and arrangements contained or described in the Standard Provisions and the Global Agency Agreement;

(q)
that each issue of Notes in respect of which particular restrictions, laws, guidelines, regulations or reporting requirements apply will only be issued in circumstances which comply with such restrictions, laws, guidelines, regulations or reporting requirements as apply from time to time;

(r)
that all consents, approvals, notices, filings and registrations which are necessary under any applicable laws or regulations (other than laws or regulations of the United Kingdom) in order to permit the execution, delivery or performance of the Transaction Agreements and the Notes have been or will be duly made or obtained; and

(s)
that with respect to any incomplete master Note examined by us, the Global Agent will copy such Note and properly incorporate the relevant terms of such Note (including those set out in the Pricing Supplement) into the copied Note.

Based on the foregoing, and subject to the further qualifications and limitations set forth below, it is our opinion that the Transaction Agreements, and the Notes, when duly completed, executed, authenticated, delivered and paid for and registered in the register maintained for that purpose, will constitute valid, binding and enforceable obligations of the Issuer in accordance with their terms.

The expression “enforceable” as used in the opinion above means that the obligations referred to are of a type which English courts enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. Accordingly, and in addition, the foregoing opinion is subject to certain qualifications, in particular, but without limitation:

(a)
The opinion set forth above as regards the binding effect and validity of the obligations and their enforceability against contracting parties is subject to all limitations resulting from the laws of bankruptcy, administration, liquidation, insolvency, fraudulent transfer, reorganisation, moratorium, suretyship or any similar laws of general application affecting creditors’ rights.

(b)	Enforcement may be limited by general principles of equity. For example, equitable remedies may not be available where damages are considered to be an adequate remedy.

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(c)
The power of an English court to order specific performance of an obligation or to grant injunctive relief or any equitable remedy is discretionary and, accordingly, we express no opinion as to whether such remedies would be available in respect of any of the obligations of the parties. Specific performance is not usually ordered and an injunction is not usually granted where damages would be regarded by the court as an adequate remedy.

(d)
If the performance of the payment obligations of the Issuer under the Notes in respect of which the subscription moneys, interest and principal are not all payable in the same currency is contrary to the exchange control regulation of any country in whose currency such amounts are payable, those obligations may be unenforceable in England and Wales by reason of Section 2(b) of Article VIII of the International Monetary Fund Agreement and the Bretton Woods Agreements Order in Council 1946.

(e)
Where any person is vested with a discretion, or may determine any matter in its opinion, English law may require that such discretion is exercised reasonably or that such opinion is based on reasonable grounds.

(f)	Enforcement of rights may be or become limited by prescription or by the lapse of time or barred under the Limitation Act 1980 or may be or become subject to defences of set-off or counterclaim.

(g)
An English court is able, where the amount of a claim is denominated in a currency other than sterling, to give judgment in that other currency, as a matter of current procedural practice and at its own discretion.

(h)
On 31 January 2020, the United Kingdom ceased to be a member of the European Union (the “EU”). By virtue of sections 1A (Saving for ECA for implementation period) and 1B (Saving for EU-derived domestic legislation for implementation period) of the EUWA, EU law continued to be applicable in the United Kingdom for the duration of the implementation period set out in section 1A(6) of the EUWA (the “Transition Period”). After the Transition Period, pursuant to sections 2 (Saving for EU-derived domestic legislation) to 4 (Saving for rights etc. under section 2(1) of the ECA) of the EUWA, certain EU laws in effect immediately before the end of the Transition Period form part of English domestic law. However, EU law otherwise ceased to be applicable in the United Kingdom and thus does not form part of English law on and after 1 January 2021. The Retained EU Law (Revocation and Reform) Act 2024 came into effect on 1 January 2024 and, among other amendments, repealed section 4 (Saving for rights etc. under section 2(1) of the ECA) of the EUWA and further restricted the scope of retained EU law in the United Kingdom domestic law (now renamed ‘assimilated law’). We therefore express no opinion in this letter on the effect of EU law in the United Kingdom or on EU law itself.

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(i)
From 1 January 2021, the Lugano Convention on Jurisdiction and the Enforcement of Judgments in Civil and Commercial Matters of 2007 (the “Lugano Convention”) no longer applies to the United Kingdom. Jurisdiction and enforcement will be determined in accordance with the Hague Choice of Court Convention 2005 (the “2005 Hague Convention”) and national laws. Although the United Kingdom has acceded to the 2005 Hague Convention in its own right, with effect from 1 January 2021, only exclusive jurisdiction clauses fall within scope of the 2005 Hague Convention. Accordingly, jurisdiction clauses that are held to be non-exclusive or unilateral will not be enforceable pursuant to the 2005 Hague Convention. On 12 January 2024, the United Kingdom signed the Convention of 2 July 2019 on the Recognition and Enforcement of Foreign Judgments in Civil or Commercial Matters (the “2019 Hague Convention”) and ratified it on 27 June 2024. The 2019 Hague Convention came into force for the United Kingdom on 1 July 2025 and applies to judgments rendered in proceedings started after that day, facilitating the enforcement of judgments issued pursuant to non-exclusive or unilateral jurisdiction clauses between the United Kingdom and other contracting states. However, pursuant to EU law, the courts of an EU Member State may refuse to give effect to a jurisdiction clause which is held to be non-exclusive or unilateral and which is in favour of the courts of a non-EU Member State, or a state which has not contracted to the Lugano Convention (such as the courts of England and Wales). Further, in certain circumstances, an English court has power to stay an action commenced in the English courts where it is shown that it can, without injustice to the claimant, be tried in a more convenient forum. However, such power may not be exercisable in all circumstances, for example, in cases where jurisdiction is determined in accordance with any applicable regulations, treaties or other agreements.

(j)
Where any obligations of any person are to be performed or observed in jurisdictions outside England and Wales, or by a person subject to the laws of a jurisdiction outside England and Wales, such obligations may not be enforceable under English law to the extent that the performance or observance thereof would be illegal or contrary to public policy under the laws of any such jurisdiction.

(k)
The effectiveness of provisions in the Transaction Agreements and the Notes relating to the choice of English law to govern contractual obligations may not be recognised or upheld by an English court in certain circumstances. For example, the effectiveness of provisions in the Transaction Agreements and the Notes relating to the choice of English law to govern contractual obligations will be subject, where applicable, to Council Regulation (EC) No.593/2008 on the law applicable to contractual obligations as it forms part of domestic law by virtue of the EUWA and the Law Applicable to Contractual Obligations and Non-Contractual Obligations (Amendment etc.) (EU Exit) Regulations 2019 (the “Rome I Regulation”), which provides that, in certain circumstances, the choice of English law to govern contractual obligations may not prejudice or restrict the application of the laws of other jurisdictions.

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(l)
The effectiveness of provisions in the Transaction Agreements and the Notes relating to the choice of law to govern non-contractual obligations will be subject, where applicable, to Council Regulation (EC) No.864/2007 on the law applicable to non-contractual obligations as it forms part of domestic law by virtue of the EUWA and the Law Applicable to Contractual Obligations and Non-Contractual Obligations (Amendment etc.) (EU Exit) Regulations 2019 (the “Rome II Regulation”), which provides that, in certain circumstances, the choice of English law to govern non-contractual obligations may not prejudice or restrict the application of other laws where such laws are mandatory or cannot be derogated from by contract. Notwithstanding any exclusive submission to jurisdiction in the Terms Agreement, where the same cause of action is brought between the same parties in more than one court, any court other than the one in which proceedings are first brought may have to stay proceedings until the first court determines its jurisdiction.

(m)
Any provision providing that any calculation, certification, determination, notification, minute or opinion will be conclusive and binding will not be effective if such calculation, certification, determination, notification, minute or opinion is fraudulent or made on an unreasonable or arbitrary basis or in the event of manifest error despite any provision to the contrary and it will not necessarily prevent judicial enquiry into the merits of any claim by any party thereto.

(n)	Any provision for the payment of liquidated damages, compensation, additional interest or similar amounts might be held to be unenforceable on the ground that it is a penalty.

(o)	Any undertaking or indemnity may be void insofar as it relates to stamp duty payable in the United Kingdom.

(p)
An English court may refuse to give effect to any provision of an agreement which amounts to an indemnity in respect of the costs of enforcement or of unsuccessful litigation brought before an English court or where the court has itself made an order for costs.

(q)
Certain terms and concepts, although often found in commercial documents, have yet to be clearly defined by the English courts. To the extent that the Transaction Agreements or the Notes contain any such terms or concepts, their meaning will be a matter of construction for an English court.

(r)
If a party to the Transaction Agreements or the Notes is controlled by or otherwise connected with a person or is itself resident in or constituted under the laws of a country which is the subject of United Nations, European Union or United Kingdom sanctions or restrictive measures implemented or effective in the United Kingdom, or is otherwise the target of any such sanctions, then the obligations of the other parties to that party under the Transaction Agreements or the Notes may be unenforceable or void.

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(s)
Any question as to whether or not any provision of any agreement or instrument which is illegal, invalid, not binding, unenforceable or void may be severed from the other provisions thereof in order to save those other provisions would be determined by an English court in its discretion.

(t)
There is some possibility that an English court would hold that a judgment on a particular agreement or instrument, whether given in an English court or elsewhere, would supersede such agreement or instrument to all intents and purposes, so that any obligation thereunder which by its terms would survive such judgment might not be held to do so.

(u)
Any person who is not a party to a contract governed by English law may not be able to enforce any provisions of that contract which are expressed to be for the benefit of that person if and to the extent that the Contracts (Rights of Third Parties) Act 1999 has been disapplied.

(v)
The effectiveness of terms exculpating (or, as in the case of an indemnity, having the effect of exculpating) a party from a liability or duty otherwise owed or limiting such liability or duty is limited by law.

(w)
There is some possibility that an English court having jurisdiction in relation to insolvency law would apply the provisions of Section 426 (Co-operation between courts exercising jurisdiction in relation to insolvency) of the Insolvency Act 1986, as amended, in assisting the courts having the corresponding jurisdiction in any other part of the United Kingdom or any relevant country or territory (as such terms are defined in that section) (in this regard we refer you to Hughes v. Hannover Ruckversicherungs-Aktiengesellschaft [1997] 1 BCLC 497) and, as a result, may, rather than apply insolvency law as it would otherwise apply in England and Wales, apply the insolvency law which is applicable in such other part of the United Kingdom or relevant country or territory in relation to comparable matters.

(x)
An English court may refuse to give effect to a claim pursuant to an indemnity or contribution provision in a Transaction Agreement or a Note insofar as the subject matter of such claim relates to penalties imposed under Section 91 (Penalties for breach of Part 6 rules) of the FSMA or any other relevant provision of the FSMA, the UK Market Abuse Regulation, or the rules made thereunder.

(y)
Any provision of an agreement which purports to grant an irrevocable power of attorney or other authorisation or irrevocably appoint a person as agent may nevertheless not be treated by an English court as irrevocable.

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(z)	A court may not, for lack of certainty, or because it constitutes an agreement to agree, enforce a provision which purports to require parties to reach a further agreement in the future.

(aa)
We have not undertaken any consideration, analysis or assessment of whether the National Security and Investment Act 2021 (the “NS&IA”) may or will apply to any of the transactions contemplated by the Transaction Agreements for the purposes of the opinions in this letter. We express no opinion on the application or potential application of the NS&IA in relation to the Issuer or any transaction contemplated by the Transaction Agreements.

We express no opinion (and no opinion is implied or may be inferred) as to any agreement, instrument or other document that may be entered into, or as to any liability to tax or obligation to report to any tax authority that may arise or be incurred, as a result of or in connection with the Transaction Agreements or the issue and offering of the Notes.

The opinion set out above is limited to the laws of England and Wales in force as at the date of this opinion letter, and as currently applied by the courts in England and Wales and is given on the basis that this opinion letter will be governed by and construed in accordance with English law.

We are furnishing this opinion letter to you at the request of the Dealer and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose, except that it may be filed as an exhibit to the report that you will file pursuant to Regulation AD in respect of the distribution of the Notes. Notwithstanding the foregoing, you may furnish a copy of this opinion letter (with notice to us, which shall be given before furnishing such copy, when practicable) (i) if required by any applicable law or regulation; (ii) to any regulatory authority having jurisdiction over you if required by such authority; or (iii) in connection with any actual or threatened claim against you relating to the Transaction if required to assist you in establishing defences under applicable securities laws, it being understood and agreed that we assume no duty or liability whatsoever to any person furnished this opinion letter in accordance with this sentence and that any such person is not entitled to rely on this opinion letter in any manner as a result or otherwise.

We assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinion expressed herein.

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Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Sui-Jim Ho, a Partner
Sui-Jim Ho, a Partner